PBF ENERGY INC.

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

October 11, 2013

Laura Nicholson

Caroline Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-190725

Dear Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Energy Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 P.M., (Eastern Time), on October 15, 2013, or as soon as possible thereafter.

In connection with the above, the Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please call Todd E. Lenson of Stroock & Stroock & Lavan LLP at 212-806-5793 to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Jeffrey Dill
Jeffrey Dill, Senior Vice President, General Counsel

Cc:	Securities and Exchange Commission
H. Roger Schwall

Todd E. Lenson, Esq.